SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NetLojix Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641143 10 2

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18 and 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054529 20 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jami J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 43,692

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 43,692

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,692

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

This Schedule 13D (this “Filing”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of NetLojix Communications, Inc., a Delaware corporation formerly known as AvTel Communications, Inc. (the “Company”), which has its principal executive offices located at 501 Bath Street, Santa Barbara, California 93101.  The purpose of this Filing is to reflect the ownership of Common Stock by Jami J. Jensen (the “Reporting Person”).

This Filing effectively amends (1) the Schedule 13D with respect to Common Stock of AvTel Communications, Inc., dated December 1, 1997, filed on behalf of Ronald L. Jensen (“Ronald”), Janet J. Jensen (“Janet”), James J. Jensen (“James”), Julie J. Jensen (“Julie”), the Reporting Person, Jeffrey J. Jensen (“Jeffrey”), United Group Association, Inc., and UA Plus, Inc. (“UA Plus”) with the Securities Exchange Commission (the “Commission”) on December 11, 1997 (the “Original Schedule 13D”), as previously amended by Schedule 13D (Amendment No. 1), dated June 1, 1998, filed on behalf of Ronald and United Group Association, Inc. with the Commission on June 10, 1998, and (2) the Schedule 13D with respect to Common Stock of AvTel Communications, Inc., dated June 1, 1998, filed on behalf of Gladys M. Jensen (“Gladys”) with the Commission on June 10, 1998, as previously amended by Schedule 13D (Amendment No. 1), dated June 1, 1998, filed on behalf of Gladys with the Commission on July 10, 1998,  and as previously amended further by Schedule 13D (Amendment No. 2), dated September 24, 2002, filed on behalf of the Reporting Person, Ronald, Janet, James, Julie, Jeffrey, and Gladys with the Commission on October 2, 2002, solely with respect to the ownership of the Company’s Common Stock by the Reporting Person.

Item 2.	Identity and Background
(a)	Jami J. Jensen
(b)	1401 Colt Circle, Castle Rock, Colorado 80104
(c)	Jami J. Jensen is the President of Joule, Inc., located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
(d)	Jami J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Jami J. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jami J. Jensen is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 1, 1997, the Company acquired all of the outstanding shares of common stock, par value $0.01 per share, of Matrix Telecom, Inc. (“Matrix Common Stock”) pursuant to the Stock Exchange Agreement dated April 29, 1997, as amended on August 25, 1997 (“Stock Exchange Agreement”). As a result of this transaction, each of the former stockholders of Matrix Telecom, Inc. (“Matrix”), including the Reporting Person, were issued 2.482 shares of the Company’s Common Stock for each share of Matrix Common Stock held by such stockholder.  By virtue of the foregoing, the Reporting Person acquired 851,738 shares of Common Stock.

Prior to June 1, 1998, Ronald owned 70% of the outstanding common stock of UA Plus, which owned 402,064 shares of the Company’s Common Stock.  On May 13, 1998, Ronald donated all of his shares of UA Plus, which represented 281,444 shares of the Company’s Common Stock, in a bona fide gift transaction to the RJ and GJ Jensen Foundation, a charitable foundation that subsequently changed its name to the Jenesis Group (the “Foundation”).  Due to a clerical error, such gift was previously disclosed as having occurred on June 1, 1998.

On May 13, 1998, Jeffrey donated 24,124 shares of the Company’s Common Stock to the Foundation in a bona fide gift transaction.  Due to an inadvertent oversight, the Reporting Person failed to previously disclose this gift by Jeffrey to the Foundation.

On May 13, 1998, the Reporting Person donated 24,124 shares of the Company’s Common Stock to the Foundation in a bona fide gift transaction.  Due to an inadvertent oversight, the Reporting Person failed to previously disclose this gift to the Foundation.

On December 20, 2000, the Foundation sold 12,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.28.  On December 21, 2000, the Foundation sold 15,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.25.  On December 22, 2000, the Foundation sold 22,500 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.22.  On December 26, 2000, the Foundation sold 18,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.16.  On December 27, 2000, the Foundation sold 75,500 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.12.  On April 17, 2001, the Foundation sold 62,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.13.  On April 18, 2001, the Foundation sold 37,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.14.  On April 19, 2001, the Foundation sold 10,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.13.  On April 24, 2001, the Foundation sold 17,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.14.  On April 25, 2001, the Foundation sold 6,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.14.  On April 26, 2001, the Foundation sold 11,000 shares of the Company’s Common Stock in an open market sale at a price per share of approximately $0.13.  As of the date hereof, the Foundation owns 43,692 shares of the Company’s Common Stock.

The Reporting Person serves as a trustee of the Foundation and shares with the other trustees of the Foundation voting and dispositive power over shares of the Company’s Common Stock owned by the Foundation.  Accordingly, all 43,692 shares of the Company’s Common Stock owned by the Foundation are treated as being beneficially owned by the Reporting Person.  Due to an inadvertent oversight, the Reporting Person failed to previously treat the shares of the Company’s Common Stock owned by the Foundation as beneficially owned by the Reporting Person.  The Reporting Person does not have a pecuniary interest in the shares of the Company’s Common Stock owned by the Foundation, and the Reporting Person disclaims beneficial ownership thereof.

On December 18, 2002, the Reporting Person entered into a letter agreement of the same date (the “Letter Agreement”) with Next2 Partners, LLC (“Next2”), a limited liability company managed and owned by Anthony E. Papa and James P. Pisani, the Company’s Chief Executive Officer and President, respectively (the “Executives”), pursuant to which the Reporting Person agreed to sell 851,738 shares of the Company’s Common Stock to Next2 for an aggregate purchase price of $17,034.76 by December 30, 2002, if all of the conditions to closing such sale had been consummated by that date.  On December 30, 2002, Next2 assigned its rights under the Letter Agreement to NetLojix Acquisitions Corporation (“NAC”), a Delaware corporation whose sole stockholders are the Executives.  On December 31, 2002, the Reporting Person sold 851,738 shares of the Company’s Common Stock to NAC for $17,034.76, or $0.02 per share, pursuant to the Letter Agreement.

Item 4.	Purpose of Transaction

On December 1, 1997, the Company acquired all of the outstanding shares of Matrix Common Stock pursuant to the Stock Exchange Agreement.  As a result of this transaction, each of the former stockholders of Matrix, including the Reporting Person, was issued 2.482 shares of the Common Stock of the Company for each share of Matrix Common Stock held by such stockholder.  Immediately following the completion of the Stock Exchange Agreement, Matrix became a wholly owned subsidiary of the Company and the former stockholders of Matrix owned approximately 84% of the Company’s Common Stock then outstanding.  The purpose of the transaction was to: (i) combine the products and services offered by the Company with those of Matrix; (ii) complement the sales and marketing capabilities of Matrix with those of the Company; and (iii) enhance the management capabilities of the combined companies formed through the Stock Exchange Agreement.

The Reporting Person acquired her shares of the Company’s Common Stock for investment.

Pursuant to an Agreement and Plan of Merger, dated as of December 28, 2002 (the “Merger Agreement”), by and between the Company and NAC, and subject to the approval of the stockholders of the Company and NAC, NAC will merge with and into the Company, and the Company will be the surviving corporation (the “Merger”). Upon completion of the merger contemplated by the Merger Agreement, each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive $0.02 in cash without interest (the “Merger Consideration”), except that: (i) shares of the Company’s Common Stock held as treasury stock immediately prior to the effective time of the merger will be canceled without any payment therefor; (ii) shares of the Company’s Common Stock held by NAC or the Executives immediately prior to the effective time of the merger will be canceled without any payment therefor; and (iii) shares of the Company’s Common Stock held by stockholders who perfect their appraisal rights will not receive the Merger Consideration but instead will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, the Executives, as the sole holders of NAC common stock immediately prior to the effective time of the merger, are expected to own 100% of the Company’s post-merger Common Stock.  Shares of the Company’s Series A Convertible Preferred Stock will continue to be held by the two individuals who currently own such shares, although the terms of such preferred stock will be modified as part of the merger.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer
	(a)	The following chart reflects the number of shares of the Company’s Common Stock owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage

Jami J. Jensen	43,692	0.3%

The percentage calculation is based upon 14,695,149 shares of the Company’s Common Stock outstanding on November 13, 2002, which is the number of shares of the Company’s Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, and filed with the Commission on November 14, 2002.

(b)	The 43,692 shares of the Company’s Common Stock owned by the Foundation are treated as being beneficially owned by the Reporting Person because she shares voting and dispositive power over such shares with Jami, Jeffrey, Janet, and James (who are also trustees of the Foundation).

Identifying information with respect to Jeffrey, Julie, Janet, and James is set forth below.

1.	(a)	Jeffrey J. Jensen
	(b)	6500 Beltline Road, Suite 170, Irving, Texas 75063
	(c)	Jeffrey J. Jensen is the President of Specialized Associated Services, Ltd., located at the above address.
	(d)	Jeffrey J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Jeffrey J. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Jeffrey J. Jensen is a citizen of the United States.

2.	(a)	Julie J. Jensen
	(b)	6220 Garnett Road, Chevy Chase, Maryland 20815
	(c)	Julie J. Jensen is a personal investor living in Maryland.
	(d)	Julie J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Julie J. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Julie J. Jensen is a citizen of the United States.

3.	(a)	Janet J. Jensen
	(b)	4516 Windsor Ridge, Irving, Texas 75038
	(c)	Janet J. Jensen is the President of Rayco Entertainment located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	Janet J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Janet J. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Janet J. Jensen is a citizen of the United States.

		4.	(a)	James J. Jensen
			(b)	16 Wooster Street, 3rd Floor, New York, New York 10013
			(c)	James J. Jensen is the Executive Director of Jenesis Group located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
			(d)	James J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

James J. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

			(f)	James J. Jensen is a citizen of the United States.

	(c)	See Item 3.
	(d)	None.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)       On December 1, 1997, the Company acquired all of the outstanding shares of Matrix pursuant to the Stock Exchange Agreement. As a result of this transaction, each of the former stockholders of Matrix were issued 2.482 shares of the Company’s Common Stock for each Share of Matrix Common Stock held by such stockholder.  A copy of the Stock Exchange Agreement was attached as an exhibit to the Original Schedule 13D for Ronald, Janet, James, Julie, Jeffrey, the Reporting Person, United, and UA Plus, and is incorporated herein by reference.

(b)       The Company entered into a Registration Rights and Lock-up Agreement, dated December 1, 1997 (the “Registration Rights Agreement”), with Matrix on behalf of the former stockholders of Matrix. The following discussion provides only a summary of certain provisions of the Registration Rights Agreement. A copy of the Registration Right Agreement was attached as an exhibit to the Original Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement requires that the Company use its best efforts (i) to become listed on the SmallCap Market or National Market of the Nasdaq Stock Market, Inc., (ii) to file a shelf registration statement providing for the sale by the former stockholders of Matrix of all securities issued to them pursuant to the Stock Exchange Agreement, and (iii) to cause such registration statement to become effective as soon as practical thereafter. The Registration Rights Agreement also granted the former Matrix stockholders the right on two separate occasions to demand that the Company file a registration statement on their behalf covering the resale of their Common Stock if the Company was unable to qualify for listing on the SmallCap Market or National Market or was otherwise unable to qualify for use of a shelf registration statement within six months of December 1, 1997.

The Reporting Person was subject to the Registration Rights Agreement and, as such, agreed for a period of two years from December 1, 1997, not to offer, pledge, sell, or otherwise dispose of any of the shares of the Company’s Common Stock issued to her pursuant to the Stock Exchange Agreement.

(c)       On December 18, 2002, the Reporting Person entered into the Letter Agreement with Next2, pursuant to which the Reporting Person agreed to sell 851,738 shares of the Company’s Common Stock to Next2 for an aggregate purchase price of $17,034.76 by December 30, 2002, if all of the conditions to closing such sale had been consummated by that date.  On December 30, 2002, Next2 assigned its rights under the Letter Agreement to NAC.  On December 31, 2002, the Reporting Person sold 851,738 shares of the Company’s Common Stock to NAC for $17,034.76, or $0.02 per share, pursuant to the Letter Agreement.

(d) Other than the contracts described herein, the Reporting Person has not entered into any contracts, arrangements, understandings, or relationships with any person pertaining to the Common Stock.

Item 7.	Material to be Filed as Exhibits
1. Stock Exchange Agreement, dated April 29, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit C to the Original Schedule 13D).
2. Amendment to the Stock Exchange Agreement, dated August 25, 1997, between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit D to the Original Schedule 13D).
3. Registration Rights and Lock-Up Agreement, dated as of December 1, 1997, by and between the Company and Matrix Telecom, Inc. (incorporated by reference to Exhibit A to the Original Schedule 13D).

4.                             Letter Agreement, dated December 18, 2002, between the Reporting Person and Next2 Partners, LLC (incorporated by reference to Exhibit 99(d)(3) to the Schedule 13E-3, dated December 30, 2002, filed by the Company, NAC, and the Executives with the Commission on December 30, 2002).

Signature

After reasonable inquiry and to the best of the undersigned’s my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 18, 2003
Date
/s/ Jami J. Jensen
Signature
Jami J. Jensen, Individually
Name/Title